Earl T. Smith
                                 3012 S. Hayden
                               Amarillo, TX 79105


                                  March 2, 2001



Board of Directors
Universal Beverages Holdings Corporation
7563 Philips Hwy
The Waterside Bldg., Suite 110
Jacksonville, FL  32256

          Re:  Resignation

Ladies and Gentlemen:

          This letter shall serve as my formal resignation from my position as director on the Board of Directors of Universal Beverages Holdings Company (the "Company") effective immediately.

          Regrettably, I feel that I must resign due to my strong opposition to the recent litigation initiated against the Company. I believe that this litigation has and will continue to have a harmful effect on the Company.

          Inasmuch as I live in Texas, I cannot devote my time to adequately understand or know about the daily problems that have developed. I have not been informed of many of the problems or actions of the Company and even if I lived in Florida I would not be in a position to understand all of the problems that have taken place in the past that I as not informed of.


                                                     Very truly yours,


                                                     /s/ Earl T. Smith
                                                     --------------------
                                                     Earl T. Smith

ETS/nw